AMENDED SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated July 11, 2019 between
ETF SERIES SOLUTIONS
and
BEYOND INVESTING LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
US Vegan Climate ETF	60 bps on the first $150 million; 50 bps on net assets in excess of $150 million
International Vegan Climate ETF	75 bps

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed on their behalf by their duly authorized officers as of March 12, 2026.

ETF SERIES SOLUTIONS on behalf of the series listed on Schedule A	BEYOND INVESTING LLC

By: /s/Noelle-Nadia A. Filali	By: /s/Claire Smith
Name: Noelle-Nadia A. Filali	Name: Claire Smith
Title: Assistant Secretary	Title: Chief Executive Officer